Exhibit 99.1

dLocal Reports 2025 Third Quarter Financial Results

Record-setting quarter, one more example of our strong growth and continued diversification.

TPV at record high of US$10.4 billion, growing nearly 60% year-over-year, the 4th straight quarter above 50% year-over-year.

Revenue up +52% year-over-year reaching US$282 million for the quarter.

Gross profit surpassed US$100 million for the first time, reaching US$103 million, up +32% year-over-year.

Adjusted EBITDA up +37% year-over-year, representing 69% of gross profit as we continue our margin discipline.

Net income growth at 93% year-over-year. Continued healthy cash generation with US$38 million of Adjusted Free cash flow.

Montevideo, Uruguay, November 12, 2025 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a technology - first payments platform, today announced its financial results for the third quarter ended September 30, 2025.

dLocal’s management team will host a conference call and audio webcast on November 12, 2025 at 5:00 p.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

“We delivered another record quarter, the first time with TPV above US$10 billion and gross profit that surpassed US$100 million, one more example of our strong growth and continued diversification, all of which underscore the potential and resilience of our business model,” said Pedro Arnt, CEO of dLocal.

Third quarter 2025 financial highlights

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

●
Total Payment Volume (“TPV”) reached a record US$10.4 billion in the third quarter, up 59% year-over-year compared to US$6.5 billion in the third quarter of 2024 and up 13% compared to US$9.2 billion in the second quarter of 2025. In constant currency, TPV growth for the period would have been 66% year-over-year.
●
Revenues amounted to US$282.5 million, up 52% year-over-year compared to US$185.8 million in the third quarter of 2024 and up 10% compared to US$256.5 million in the second quarter of 2025. The quarter-over-quarter increase is explained by volume growth. In constant currency, revenue growth for the period would have been 63% year-over-year.
●
Gross profit was US$103.2 million in the third quarter of 2025, up 32% compared to US$78.2 million in the third quarter of 2024 and up 4% compared to US$98.9 million in the second quarter of 2025. The quarter-over-quarter comparison is explained by (i) volume growth across frontier markets, with strong performance in Colombia, Bolivia, and Nigeria; and (ii) Brazil's solid growth across streaming, e-commerce and advertising coupled with a higher share of pay-ins. This positive result was offset by (i) Egypt, given the full‑quarter impact of previously referenced share‑of‑wallet losses; (ii) Argentina, reflecting lower interest-rate spreads, temporary increase in processing costs, and non-cash IFRS inflation adjustment; and (iii) payment mix shift towards an APM with temporary margin pressure in Mexico, as well as a slowdown in TPV growth likely driven by increased tariffs on imports. In constant currency, gross profit growth for the period would have been 41% year-over-year.
●
As a result, gross profit margin was 37% in this quarter, compared to 42% in the third quarter of 2024 and 39% in the second quarter of 2025.
●
Gross profit over TPV was at 0.99%, decreasing from 1.20% in the third quarter of 2024 and 1.07% compared to the second quarter of 2025.
●
Operating profit was US$55.6 million, up 35% compared to US$41.1 million in the third quarter of 2024 and flat compared to US$55.8 million in the second quarter of 2025. Operating expenses grew by 28% year-over-year, as we continue to invest in our capabilities. On the sequential comparison, operating expenses increased by 10% quarter-over-quarter, driven mostly by salaries and wages, especially in sales & marketing and technology, partially offset by a US$1 million decrease in impairment losses on financial assets.
●
As a result, Adjusted EBITDA was US$71.7 million, up 37% compared to US$52.4 million in the third quarter of 2024 and up 2% compared to US$70.1 million in the second quarter of 2025.
●
Adjusted EBITDA margin was 25%, compared to the 28% recorded in the third quarter of 2024 and 27% in the second quarter of 2025. Adjusted EBITDA over gross profit of 69% increased compared to 67% in the third quarter of 2024 and decreased compared to 71% in the second quarter of 2025.
●
Net financial result was US$6.4 million gain, compared to a net finance loss of US$10.1 million in the third quarter of 2024 and a net finance loss of US$3.8 million in the second quarter of 2025, as explained in the Net Income section.
●
Our effective income tax rate for the period was 15%, broadly in line with the prior quarter’s 16%.
●
Net income for the third quarter of 2025 was US$51.8 million, or US$0.17 per diluted share, up 93% compared to a profit of US$26.8 million, or US$0.09 per diluted share, for the third quarter of 2024 and up 21% compared to a profit of US$42.8 million, or US$0.14 per diluted share for the second quarter of 2025. During the current period, net income was impacted by lower finance costs following the reduction of our exposure to Argentine peso denominated bonds.
●
Adjusted Free cash flow for the third quarter of 2025 amounted to US$37.6 million, up 28% year-over-year compared to US$29.3 million in the third quarter of 2024 and down -22% compared to US$48.4 million in the second quarter of 2025. The variation quarter-over-quarter is mostly affected by a short term impact of $13.1 million expected to reverse over next few quarters from the structuring used to expatriate flows from Argentina after regulatory changes during the third quarter 2025.
●
As of September 30, 2025, dLocal had US$604.5 million in cash and cash equivalents, which includes US$333.1 million of Corporate cash and cash equivalents. The Corporate cash and cash equivalents increased by US$59.7 million from US$273.4 million as of September 30, 2024. When compared to the US$253.8 million Corporate cash and cash equivalents position as of June 30, 2025, it increased by US$79.3 million quarter-over-quarter.

The following table summarizes our key performance metrics:

	Three months ended September 30			Nine months ended September 30
	2025	2024	% change	2025	2024	% change
Key Performance metrics	(In millions of US$ except for %)
TPV	10,390	6,516	59%	27,709	17,861	55%
Revenue	282.5	185.8	52%	755.7	541.5	40%
Gross Profit	103.2	78.2	32%	287.0	211.0	36%
Gross Profit margin	37%	42%	-6p.p	38%	39%	-1p.p
Adjusted EBITDA	71.7	52.4	37%	199.7	131.8	51%
Adjusted EBITDA margin	25%	28%	-3p.p	26%	24%	2p.p
Adjusted EBITDA/Gross Profit	69%	67%	2p.p	70%	62%	7p.p
Profit	51.8	26.8	93%	141.3	90.8	56%
Profit margin	18%	14%	4p.p	19%	17%	2p.p

Special note regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment’s performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources. Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the finance income and costs, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges,other operating gain/loss,other non-recurring costs, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues. dLocal defines Adjusted EBITDA to Gross Profit Ratio as Adjusted EBITDA divided by Gross Profit. Although Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, (“Operating Segments”), Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal’s Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment’s performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal’s performance measures may not be comparable to those of other entities. Finally, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

The table below presents a reconciliation of dLocal’s Adjusted EBITDA to net income:

$ in thousands	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Profit for the period	51,790	26,811	141,265	90,768
Income tax expense	9,388	2,286	22,838	19,460
Depreciation and amortization	6,129	4,438	16,731	12,289
Finance income and costs, net	(6,383)	10,085	(9,566)	(18,259)
Share-based payment non-cash charges	6,840	6,204	17,771	17,441
Other operating loss¹	2,398	578	5,300	3,950
Secondary offering expenses	739	-	739	-
Impairment loss / (gain) on financial assets	(5)	8	1,796	(93)
Inflation adjustment	794	1,954	2,663	6,263
Other non-recurring costs	-	-	123	-
Adjusted EBITDA	71,690	52,364	199,659	131,819

Note: 1 The Company wrote off certain amounts primarily related to merchants and processors that have been off-boarded or for which the balances are no longer considered recoverable by dLocal.

Adjusted Free Cash Flow reconciliation

We calculate “Adjusted Free Cash Flow” as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in note 17 to our 3Q25 Financial Statements), plus (ii) changes in Trade payables (disclosed in note 20 to our 3Q25 Financial Statements), plus (iii) changes in Other tax liabilities (disclosed in note 21 to our 3Q25 Financial Statements). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets.

Management uses Adjusted Free Cash Flow as a measure for evaluating the corporate cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. See below for a reconciliation of our Adjusted Free Cash Flow to the nearest IFRS measure.

The table below presents a reconciliation of dLocal’s Adjusted Free Cash Flow reconciliation:

$ in thousands (except percentages)	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Net cash (used in ) / generated from operating activities	95,174	39,571	315,044	108,347
Changes in working capital (merchant)¹	(48,226)	(4,847)	(163,974)	(33,726)
Capital expenditures²	(9,349)	(5,431)	(25,295)	(16,521)
Adjusted Free Cash Flow	37,599	29,293	125,775	58,100

Note: 1 Changes in working capital (merchant) consists of (i) changes in the period in the balance of trade receivables net, plus (ii) changes in the period in the balance of trade payables, plus (iii) changes in the period in the balance of other tax liabilities. 2 Capital expenditures consist of acquisitions of property, plant and equipment and Additions of Intangible Assets.

dLocal Limited

Certain financial information

Consolidated Statements of Comprehensive Income for the three-month and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Continuing operations
Revenues	282,483	185,774	755,700	541,483
Cost of services	(179,294)	(107,594)	(468,747)	(330,521)
Gross profit	103,189	78,180	286,953	210,962

Technology and development expenses	(8,844)	(6,930)	(22,991)	(18,803)
Sales and marketing expenses	(8,139)	(6,892)	(20,116)	(16,028)
General and administrative expenses	(28,224)	(22,636)	(79,551)	(74,042)
Impairment (loss)/gain on financial assets	5	(8)	(1,796)	93
Other operating loss	(2,398)	(578)	(5,300)	(3,950)
Operating profit	55,589	41,136	157,199	98,232
Finance income	10,418	7,335	33,756	54,839
Finance costs	(4,035)	(17,420)	(24,189)	(36,580)
Inflation adjustment	(794)	(1,954)	(2,663)	(6,263)
Other results	5,589	(12,039)	6,904	11,996
Profit before income tax	61,178	29,097	164,103	110,228
Income tax expense	(9,388)	(2,286)	(22,838)	(19,460)
Profit for the period	51,790	26,811	141,265	90,768

Profit attributable to:
Owners of the Group	51,825	26,782	141,265	90,734
Non-controlling interest	(35)	29	-	34
Profit for the period	51,790	26,811	141,265	90,768

Earnings per share (in USD)
Basic Earnings per share	0.18	0.09	0.49	0.31
Diluted Earnings per share	0.17	0.09	0.47	0.30

Other comprehensive Income
Items that are or may be reclassified to profit or loss:
Exchange difference on translation on foreign operations	(2,619)	(498)	5,210	(6,771)
Other comprehensive income for the period, net of tax	(2,619)	(498)	5,210	(6,771)
Total comprehensive income for the period	49,171	26,313	146,475	83,997

Total comprehensive income for the period is attributable to:
Owners of the Group	49,257	26,301	146,441	83,979
Non-controlling interest	(86)	12	34	18
Total comprehensive income for the period	49,171	26,313	146,475	83,997

dLocal Limited

Certain financial information

Consolidated Condensed Interim Statements of Financial Position as of September 30, 2025 and June 30, 2025

(All amounts in thousands of U.S. dollars)

	Three months ended September 30
	2025	2025
	September 30, 2025	June 30, 2025
ASSETS
Current Assets
Cash and cash equivalents	604,467	476,939
Financial assets at fair value through profit or loss	95,026	125,526
Trade and other receivables	576,389	487,320
Derivative financial instruments	828	691
Other assets	30,328	29,888
Total Current Assets	1,307,038	1,120,364

Non-Current Assets
Trade and other receivables	13,823	14,698
Deferred tax assets	5,428	5,961
Property, plant and equipment	4,116	4,208
Right-of-use assets	3,212	4,124
Intangible assets	71,754	68,165
Other assets	3,383	3,792
Total Non-Current Assets	101,716	100,948
TOTAL ASSETS	1,408,754	1,221,312

LIABILITIES
Current Liabilities
Trade and other payables	816,729	691,081
Lease liabilities	1,147	1,201
Tax liabilities	14,806	14,330
Derivative financial instruments	1,606	2,555
Financial liabilities	63,079	56,806
Provisions	388	544
Total Current Liabilities	897,755	766,517

Non-Current Liabilities
Deferred tax liabilities	3,768	3,918
Lease liabilities	2,566	2,697
Total Non-Current Liabilities	6,334	6,615
TOTAL LIABILITIES	904,089	773,132

EQUITY
Share Capital	588	587
Share Premium	-	192,820
Treasury Shares	-	(200,980)
Capital Reserve	40,418	39,241
Other Reserves	(15,758)	(13,190)
Retained earnings	479,283	429,482
Total Equity Attributable to owners of the Group	504,531	447,960
Non-controlling interest	134	220
TOTAL EQUITY	504,665	448,180
TOTAL EQUITY AND LIABILITIES	1,408,754	1,221,312

dLocal Limited

Certain interim financial information.

Consolidated Statements of Cash flows for the three-month and nine-month periods September 30, 2025 and 2024

(All amounts in thousands of U.S. dollars)

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Cash flows from operating activities
Profit before income tax	61,178	29,097	164,103	110,228
Adjustments:
Interest Income from financial instruments	(8,424)	(7,430)	(19,506)	(21,345)
Interest charges for lease liabilities	64	44	146	131
Other interests charges	(167)	1,220	2,284	3,020
Finance expense related to derivative financial instruments	1,497	7,765	5,088	20,089
Net exchange differences	2,632	12,705	16,539	18,873
Fair value loss/(gain) on financial assets at FVPL	(2,115)	95	(14,250)	(33,494)
Amortization of Intangible assets	5,540	4,033	15,179	11,147
Depreciation and disposals of PP&E and right-of-use	1,244	484	2,432	1,232
Share-based payment expense, net of forfeitures	6,840	6,204	17,771	17,441
Other operating loss	2,397	578	5,300	3,950
Net Impairment loss/(gain) on financial assets	(5)	8	1,796	(93)
Inflation adjustment and other financial results	(3,570)	515	5,693	(11,359)
	67,111	55,318	202,576	119,820
Changes in working capital
Increase in Trade and other receivables	(90,587)	48,999	(82,551)	(53,159)
Decrease / (Increase) in Other assets	1,049	(1,204)	3,249	1,299
Increase / (Decrease) in Trade and Other payables	125,649	(49,489)	218,943	63,743
Increase / (Decrease) in Tax Liabilities	(2,695)	(7,099)	(4,658)	651
Increase / (Decrease) in Provisions	(156)	2	(112)	(84)
Cash (used) / generated from operating activities	100,371	46,528	337,447	132,270
Income tax paid	(5,198)	(6,956)	(22,403)	(23,923)
Net cash (used) / generated from operating activities	95,174	39,571	315,044	108,347

Cash flows from investing activities
Acquisitions of Property, plant and equipment	(220)	(52)	(1,680)	(1,278)
Additions of Intangible assets	(9,129)	(5,379)	(23,615)	(15,243)
Acquisition of financial assets at FVPL	(13,904)	(9,775)	(147,369)	(106,616)
Collections of financial assets at FVPL	45,056	9,796	179,027	108,097
Interest collected from financial instruments	8,424	7,430	19,506	21,345
Payments for investments in other assets at FVPL	-	-	(12,500)	-
Net cash (used in) / generated investing activities	30,227	2,020	13,369	6,305

Cash flows from financing activities
Repurchase of shares	-	(19,316)	-	(101,067)
Share-options exercise paid	474	1,403	1,414	1,495
Dividends paid	-	-	(149,982)	-
Interest payments on lease liability	(64)	(44)	(146)	(131)
Principal payments on lease liability	(370)	(371)	(1,511)	(440)
Finance expense paid related to derivative financial instruments	(2,584)	(3,970)	(7,665)	(15,009)
Net proceeds from financial liabilities	10,908	16,775	22,922	16,775
Interest payments on financial liabilities	(4,621)	(648)	(10,622)	(648)
Other finance expense paid	(25)	(724)	(2,138)	(1,123)
Net cash used in by financing activities	3,718	(6,895)	(147,728)	(100,148)
Net increase in cash flow	129,118	34,696	180,685	14,504

Cash and cash equivalents at the beginning of the period	476,939	531,620	425,172	536,160
Net (decrease)/increase in cash flow	129,118	34,697	180,685	14,504
Effects of exchange rate changes on inflation and cash and cash equivalents	(1,590)	(5,784)	(1,390)	9,868
Cash and cash equivalents at the end of the period	604,467	560,532	604,467	560,532

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in more than 40 countries across Africa, Asia, and Latin America. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Forward-looking statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events, including guidance in respect of total payment volume, revenue, gross profit and Adjusted EBITDA. Forward-looking statements regarding dLocal and amounts stated as guidance are based on current management expectations and involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. In addition, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

media@dlocal.com